SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 4)



Midcap SPDR Trust
(Name of Issuer)


Unit Invesment Trust Series 1
(Title of Class of Securities)


595635103
(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].


CUSIP No. 595635103


13G

Page    2    of    7    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust, NA				36-3190871
	Northern Trust Investments, N.A.		36-3608252
	Northern Trust Bank, FSB			38-3424562

  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
		(b)	[ ]


  3

S.E.C. use only


  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois



Number of Shares Beneficially Owned by each reporting person with

  5
Sole Voting Power

	2,778,226

  6
Shared Voting Power

	369,955

  7
Sole Dispositive Power

	2,845,570

  8
Shared Dispositive Power

	585,146

  9

Aggregate amount beneficially owned by each reporting person

	3,464,272

10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable

11

Percent of class represented by amount in Row 9

	5.86


12

Type of reporting person


	Northern Trust Corporation  HC

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Midcap SPDR Trust
		(Name of Issuer)

	(b)	86 Trinity Pl, PDR Services Corp C/O Amex Inc, New York, NY 10006
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60675
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Unit Invesment Trust Series 1
		(Title of Class of Securities)

	(e)	595635103
		(CUSIP Number)

3.	This statement is being filed by Northern Trust Corporation as a
 Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	   3,464,272
		(Amount Beneficially Owned)

	(b)	  5.86
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	      2,778,226
			(Sole Power to Vote or to Direct the Vote)

		(ii)	     369,955
			(Shared Power to Vote or to Direct the Vote)

		(iii)	      2,845,570
			(Sole Power to Dispose or Direct Disposition)

		(iv)          585,146
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

6.	Statement regarding ownership of 5 percent or more on behalf of another person:



7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company			Northern Trust N.A.
	50 South LaSalle Street				700 Brickell Avenue
	Chicago, IL  60675				Miami, FL  33131

	Northern Trust Bank, FSB			Northern Trust Investments, N.A.
	10 West Long Lake Road				50 South LaSalle Street
	Bloomfield Hills, MI  48304			Chicago, IL  60675


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

							_________________________________
								By:  Orie L. Dudley

DATED:  02-08-2007	Title:Executive Vice President and Chief Investment Officer

EXHIBIT TO SCHEDULE 13G AMENDMENT
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE: Midcap SPDR Trust

	Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G Amendment to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

							NORTHERN TRUST CORPORATION

							_________________________________
							By:  Orie L. Dudley

DATED:  02-08-2007	Title:Executive Vice President and Chief Investment Officer

THE NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, N.A.

________________________________________
By: Orie L. Dudley
Title:    Executive Vice President and Chief Investment Officer


NORTHERN TRUST NA

________________________________________
By: Quentin C. Johnson
As its Authorized Representative


NORTHERN TRUST BANK, FSB

________________________________________
By: Brian J. Hofmann
As its Authorized Representative